Free Writing Prospectus dated September 9, 2026 (to Prospectus dated March 11, 2024 and Preliminary Prospectus Supplement dated September 8, 2026)	Filed pursuant to Rule 433 Registration Statement No. 333-277815

$700,000,000 5.750% Notes due 2036 (the “Notes”)

Final Term Sheet

September 9, 2026

Issuer:	Smith & Nephew plc (the “Issuer”)

Security Description:	Senior Notes

Trade Date:	September 9, 2026

Settlement Date*:	September 11, 2026 (T+2)

Maturity Date:	September 11, 2036

Aggregate Principal Amount:	$700,000,000

Price to Public:	99.154% of the aggregate principal amount

Coupon:	5.750%

Interest Payment Dates:	March 11 and September 11, commencing March 11, 2027

Benchmark Treasury:	4.625% due August 15, 2036

Benchmark Treasury Price and Yield:	98-12; 4.833%

Spread to Benchmark Treasury:	103 basis points

Yield to Maturity:	5.863%

Make-Whole Call:	At any time prior to June 11, 2036 at a discount rate of Treasury Rate plus 20 bps

Par Call:	On or after June 11, 2036, 100%

Gross Proceeds to Issuer:	$694,078,000

Underwriting Discount:	0.450% of the aggregate principal amount

Net Proceeds to Issuer (before expenses):	$690,928,000

CUSIP / ISIN:	83192P AE8 / US83192PAE88

Day Count Fraction:	30/360 (following, unadjusted)

Business Days:	New York and London

Tax Redemption:	100%

Change of Control Repurchase Event:	Put at 101%

Governing Law:	New York

Listing:	Application will be made for the Notes to be listed on the New York Stock Exchange.

Denominations/Multiple:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings**:	Baa1 (Moody’s) BBB+ (Fitch) BBB+ (S&P)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Bookrunners:	Bank of China Limited, London Branch BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from BofA Securities, Inc. by calling toll-free at +1-800-294-1322, J.P. Morgan Securities LLC by calling collect at +1-212-834-4533, Mizuho Securities USA LLC by calling toll-free at +1-866-271-7403 or SMBC Nikko Securities America, Inc. by calling toll-free at +1-888-868-6856.

If this term sheet has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this term sheet, which may arise as a result of electronic transmission.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended, or the United Kingdom Financial Conduct Authority’s Prospectus Rules: Admissions to Trading on a Regulated Market sourcebook.

No PRIIPs KID or CCI disclosure document: No PRIIPs key information document (KID) or CCI disclosure document has been prepared as not available to retail investors in the European Economic Area or the United Kingdom.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made, and this term sheet and such other documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.

This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are any other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes or any of their contents.

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